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[CAMPBELL RESOURCES INC. LOGO]


                                  PRESS RELEASE
                              For immediate release

     CAMPBELL RESOURCES INCREASES ITS GOLD RESERVES AT THE JOE MANN MINE AND UNDERTAKES ITS 2004 EXPLORATION PROGRAM, INCLUDING 141,700 FEET OF DRILLING,
                         WITH A BUDGET OF $2.5 MILLION


MONTREAL, FEBRUARY 12, 2004 - CAMPBELL RESOURCES INC. (TSX-CCH, OTCBB-CBLRF) is pleased to announce the results of mineral reserves and resources calculations as at January 1, 2004 for the Joe Mann Mine.

In 2003, exploration and development work initiated at Joe Mann increased the values of mineral reserves. With the production in 2003 of 182,767 tons of ore grading an average of 0,252 oz Au/tons (46,057 ounces Au.), the mineral reserves as at January 1, 2004, were calculated at 544,200 tons at an average grade of
0.285 oz Au/tons (154,968 ounces Au) compared to 566,900 tons grading an average of 0.263 oz Au/tons (149,372 ounces Au) for the previous year. This represents an increase in mineral reserves of 51,653 ounces of gold over 2003 (replacement of ounces produced in 2003 taken into account).

Mineral resources totalled 859,100 tons grading an average of 0.260 oz Au/tons (223,089 ounces Au) as at January 1, 2004, from 856,200 tons grading an average of 0.307 oz Au/tons (262,792 ounces Au) as at January 1, 2003, representing a loss of actual resources of 39,703 ounces of gold. This is explained by the reclassification from resources to reserves of 126,100 tons at an average grade of 0.484 oz Au/t. located in the West Zone.

               MINERAL RESERVES AND RESOURCES (2004 VERSUS 2003)*


                                            JANUARY 1, 2004                               January 1, 2003
                               ------------------------------------------      -------------------------------------
                                                  AU                                            Au
                                TONS           (OZ/TONS)        AU OUNCES      .000 tons     (oz/tons)     Au ounces
                               -------         ---------        ---------      ---------     ---------     ---------
MINERAL RESERVES

Proven                         192,100           0.266            51,099        170,300        0.246         41,894
Probable                       352,100           0.295           103,870        396,600        0.271        107,479
----------------------------------------------------------------------------------------------------------------------
MINERAL RESOURCES

Measured                       106,100           0.229            24,297         86,500        0.244         21,106
Indicated                      753,000           0.264           198,792        769,700        0.314        241,686
----------------------------------------------------------------------------------------------------------------------

*(Copper and silver are present at average grades of 0.23% and 0.137 oz/tons respectively).

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2004 EXPLORATION PROGRAM

Campbell Resources began its 2004 exploration program in January, with a total exploration budget of $2.5 million. The two-phase 2004 program includes 141,700 feet of drilling as well as geophysical work, cartography, sampling and other.

For the Joe Mann Mine, the budget is $0.6 million. The drilling program will focus on the West Zone extensions as well as exploration of the Main vein, below level 3450. Drilling should exceed 51,700 feet this year.

At Copper Rand, the Company expects to complete over 50,000 feet of drilling with a budget of $0.4 million.

The second phase includes over 40,000 feet of surface exploration drilling. The Company will follow-up on certain MEGATEM type anomalies identified during an aerial survey of the Chibougamau mining camp in February 2002. These anomalies are adjacent to the Copper Rand, Henderson-1 and Jaculet mines.

Exploration work is also scheduled on the Meston, Eastmain and Corner Bay properties each of which currently holds important mineral reserves and or resources (for additional information, visit our web site at www.campbellresources.com).

Since 1954, the Chibougamau mining camp has produced over 47.8 million tons of ore containing 1.593 billion pounds of copper and over 3 million ounces of gold. Campbell holds the mining rights to the near-totality of this camp.

In addition to the $2.5 million to be spent in exploration by Campbell in 2004, certain partners will also be spending in exploration in order to acquire property interests in certain of the Companies' properties:

BACHELOR:

Wolfden Exploration Inc, (TSX: WLF) announced in January (see Wolfden January 12 2004 press release) the beginning of dewatering of the mine workings and rehabilitation in order to proceed with exploration drilling in the current extension of the ore body. Wolfden must complete exploration work totalling $3 million over three years, with $1.5 million to be spent this year, in order to acquire a 50% interest in the project.

Undiluted mineral resources are (source: Campbell's Joint Management Proxy Circular issued May 10, 2001):

         Measured:         204,454 tons grading 0.257 oz Au/t
         Indicated:        216,685 tons grading 0.315 oz Au/t
         Inferred:         256,285 tons grading 0.304 oz Au/t

DISCOVERY - CAMERON:

Ressources Strateco inc. (TSX: RSC) plans to spend $1.5 million in exploration including, among other work, a 50,000 feet drilling program on the Discovery-Cameron project. Strateco can earn a 50 % interest in the project by completing $4.5 million in exploration over four years ($1.5 million has been spent to date).


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Information on calculations of mineral reserves and resources at Joe Mann:

- All data verified by Jean Tanguay, Chief Geologist at the Joe Mann Mine;
- Economic parameters: Au = US$350/oz, US$/Can$ = 1.40;
- All high gold grades brought back to 2.0 opt Au;
- Method used, polygon on orthogonal projection.

Campbell Resources is a mining company focusing mainly in the Chibougamau region of Quebec, holding interests in gold and gold-copper exploration and mining properties.

Forward-Looking Statements
Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2002. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

                                     - 30 -

FOR INFORMATION:
CAMPBELL RESOURCES INC.
Andre Fortier                            Alain Blais
President and CEO                        Vice-President, Geology and development
Tel: (514) 875-9037                      Tel: (418) 748-7691
Fax: (514) 875-9764                      Fax: (418) 748-7696
e-mail: afortier@campbellresources.com   e-mail : ablais@campbellresources.com

RENMARK FINANCIAL COMMUNICATIONS
Henri Perron, hperron@renmarkfinancial.com
John Boidman, jboidman@renmarkfinancial.com
Tel: (514) 939-3989
Fax: (514) 939-3717